August 13, 2013

VIA EDGAR

H. Roger Schwall

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: CVR Refining, LLC

Coffeyville Finance Inc.

Registration Statement on Form S-4

File No. 333-188900 and 333-188900-01 through 333-188900-08

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), CVR Refining, LLC (“Refining”) and Coffeyville Finance Inc. (together with Refining, the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that the Registration Statement may become effective at 4:00 p.m., EST, on August 14, 2013, or as soon thereafter as it is practicable.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CVR Refining, LLC

Coffeyville Finance Inc.

By:	/s/ Susan M. Ball

Name: Susan M. Ball

Title: Chief Financial Officer and Treasurer